Exhibit 99.39

DEFI VENTURES INC.

and

PI FINANCIAL CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

and

AUSTPRO ENERGY CORPORATION

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of Subscription Receipts
June 3, 2021

Schedule “A” FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Schedule “B” CONDITIONS PRECEDENT CERTIFICATE

Schedule “C” ESCROW RELEASE NOTICE

Schedule “D” FORM OF DECLARATION OF REMOVAL OF LEGEND

SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the “Agreement”) dated as of June 3, 2021.

AMONG:

DeFi Ventures Inc., a corporation existing under the laws of British Columbia (“DeFi” or the “Corporation”)

AND:

PI Financial Corp. (“PI” or the “Lead Agent”),

AND:

Computershare Trust Company of Canada, a trust company existing under the laws of Canada (the “Subscription Receipt Agent”)

AND:

Austpro Energy Corporation, a corporation existing under the laws of British Columbia (“Austpro”)

WHEREAS the Corporation proposes to create, issue and sell on a private placement basis 17,715,000 (including the Agents’ Option) Subscription Receipts at a price of $1.00 per Subscription Receipt, with each Subscription Receipt representing the right of the holder thereof to acquire one Underlying Share, subject to certain adjustments, for no additional consideration in the manner herein set forth;

AND WHEREAS the Corporation has agreed that:

(a)	pending the satisfaction of the Escrow Release Conditions, 100% of the aggregate gross proceeds from the sale of the Subscription Receipts, less 50% of the Cash Commission, the Corporate Finance Fee and the Agents’ Expenses incurred prior to the Closing Date, which shall be delivered to the Agent on the Closing Date, are to be delivered to and held by the Subscription Receipt Agent as escrow agent hereunder, unless otherwise directed, and invested in the manner set out herein;

(b)	if the Escrow Release Conditions are satisfied at or before the Escrow Release Deadline, the Subscription Receiptholders will be entitled to receive, without payment of additional consideration or the undertaking of any further action on the part of the Subscription Receiptholders, the number of Underlying Shares multiplied by the Exchange Ratio (subject to certain adjustments) for each Subscription Receipt then held, which will be deemed automatically exchanged for one Resulting Issuer Share, on completion of the Amalgamation; and

(c)	if the Escrow Release Conditions are not satisfied at or before the Escrow Release Deadline, or if the Subscription Receipt Agent receives a Termination Notice, the Subscription Receiptholders will be entitled to receive an amount equal to the aggregate Offering Price for their Subscription Receipts plus Earned Interest.

AND WHEREAS the Subscription Receipt Agent has agreed to act as subscription receipt agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Proceeds, in accordance with the terms and conditions set out herein.

AND WHEREAS all things necessary have been done and performed to make Certificated Subscription Receipts and Uncertificated Subscription Receipts, when Authenticated by the Subscription Receipt Agent, as applicable, and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent nor the Agents;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation, the Lead Agent on its own behalf and on behalf of the Agents, Austpro and the Subscription Receipt Agent, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation, the Lead Agent on its own behalf and on behalf of the Agents, Austpro and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

Section 1.1           Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(1)	“Agency Agreement” means the agency agreement dated as of June 3, 2021 among the Corporation, Austpro and the Agents;

(2)	“Agents” means collectively PI and Canaccord Genuity Corp.;

(3)	“Agents’ Expenses” means all fees and expenses reasonably incurred by the Agents in connection with the Offering including all reasonable fees and expenses of the Agents’ legal counsel incurred in connection with the Offering;

(4)	“Agents’ Option” means the option of the Agents, exercisable at any time up to 48 hours prior to the Closing Date, to sell at the Offering Price up to 3,000,000 additional Subscription Receipts (representing 20% of the Offering);

(5)	“Amalgamation” means the amalgamation of the Corporation and Austpro Subco;

(6)	“Applicable Legislation” means the provisions of any statute of Canada or of a province or territory thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(7)	“Applicable Procedures” means (a) with respect to any exchange of beneficial ownership interests in, or the issuance of Underlying Shares on conversion of the Subscription Receipts represented by, a CDS Subscription Receipt, the applicable rules, procedures or practices of the Depository in effect at the applicable time, and (b) with respect to any issuance, deposit or withdrawal of Subscription Receipts to or from an electronic position evidencing a beneficial ownership interest in Subscription Receipts represented by a CDS Subscription Receipt, the rules, procedures or practices of the Depository and the Subscription Receipt Agent in effect at the applicable time with respect to the issuance, deposit or withdrawal of such positions;

(8)	“Approved Bank” has the meaning ascribed thereto in Section 6.2(1) hereof;

(9)	“Austpro” means Austpro Energy Corporation;

(10)	“Austpro Subco” means 1302107 B.C. Ltd., a wholly-owned subsidiary of Austpro;

(11)	“Authenticated” means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Section 2.6(1) hereof are entered in the register of holders of Subscription Receipts; and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(12)	“Book Entry Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Subscription Receipts;

(13)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business and shall be a day on which the Stock Exchange is open for trading;

(14)	“Cash Commission” means the cash commission payable to the Agents under the Agency Agreement in consideration of the services rendered by the Agents in connection with the Offering, being an amount equal to 7% of the aggregate gross proceeds of the Offering other than in respect of purchasers listed on the president’s list, for which the cash commission will be 3.5% of the aggregate gross proceeds in respect of the sale of Subscription Receipts to purchasers listed on the president’s list, including any gross proceeds from the exercise of the Agents’ Option;

(15)	“CDS Subscription Receipts” means Subscription Receipts representing all or a portion of the aggregate number of Subscription Receipts issued in the name of the Depository and represented by an Uncertificated Subscription Receipt or, if requested in writing by the Depository or the Corporation, by a Subscription Receipt Certificate;

(16)	“Certificated Subscription Receipt” means any Subscription Receipt which is evidenced by a Subscription Receipt Certificate;

(17)	“Closing Date” means the closing date of the Offering being June 3, 2021, or such earlier or later date as may be agreed to by the Corporation and the Agents;

(18)	“Common Shares” or “DeFi Shares” means common shares in the capital of the Corporation;

(19)	“Conditions Precedent Certificate” means the certificate in substantially the form set out in Schedule “B” attached hereto executed by the Corporation and delivered to the Lead Agent, on its own behalf and on behalf of the Agents, certifying that the Escrow Release Conditions, other than the delivery of the Escrow Release Notice, have been satisfied;

(20)	“Convertible Securities” means securities of the Corporation that are convertible into or exchangeable for or otherwise carry the right to acquire Common Shares, and “Convertible Security” means any one of them;

(21)	“Corporate Finance Fee” means the corporate finance fee of $50,000 due from the Corporation to the Agents on completion of the Offering, pursuant to the Agency Agreement;

(22)	“Corporation” or “DeFi” means DeFi Ventures Inc., a corporation existing under the laws of British Columbia;

(23)	“Counsel” means a barrister and/or solicitor or a firm of barristers and/or solicitors retained by the Subscription Receipt Agent or retained by the Corporation, acceptable to the Subscription Receipt Agent, which may or may not be counsel for the Corporation, acting reasonably;

(24)	“Current Market Price” of a Common Share at any date means $1.00 per share;

(25)	“Definitive Agreement” means the amalgamation agreement to be entered into among the Corporation, Austpro and Austpro Subco, as amended or supplemented from time to time in accordance with its terms, including all schedules and appendices attached thereto, pursuant to which the parties will agree to complete the Amalgamation;

(26)	“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Corporation to act as depository in respect of the Subscription Receipts;

(27)	“Director” means a director of the Corporation or Resulting Issuer, as applicable, and reference without more to action by the directors means action by the directors of the Corporation or Resulting Issuer, as applicable, as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(28)	“Earned Interest” means the interest or other income earned or deemed to be earned, if any, on the investment of the applicable portion of the Escrowed Proceeds (or the reinvestment of such interest or other income) from the Closing Date, but not including, the earlier to occur of: (i) the Escrow Release Date, and (ii) the Termination Date;

(29)	“Escrow Release Conditions” means the occurrence of each of the following events:

(a)	written confirmation from each of the Corporation and Austpro that all conditions to the completion of the Amalgamation in accordance with the terms of the Definitive Agreement have been satisfied or waived, without any material amendment, other than the release of the Escrowed Funds and the closing of the Amalgamation, each of which will be completed forthwith upon release of the Escrowed Funds;

(b)	the receipt of all shareholder, third party, regulatory and stock exchange approvals required for the completion of the Amalgamation;

(c)	the distribution of: (i) the Underlying Shares underlying the Subscription Receipts; and (ii) the securities of the Resulting Issuer to be issued upon the automatic exchange of the issued and outstanding securities of the Corporation pursuant to the Amalgamation being exempt from applicable prospectus and registration requirements of applicable securities laws;

(d)	the Resulting Issuer Shares (including the Resulting Issuer Shares issued upon the automatic exchange of the Underlying Shares) being conditionally approved for listing on the Exchange and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds; and

(e)	the Corporation and the Lead Agent (on its own behalf and on behalf of the other Agents) shall have delivered the Escrow Release Notice to the Subscription Receipt Agent confirming that items (a) through (d), inclusive, above have been satisfied or waived in accordance with this Agreement;

(30)	“Escrow Release Date” means the date the Escrow Release Conditions are satisfied prior to the Escrow Release Deadline, provided that it is prior to the Termination Date;

(31)	“Escrow Release Deadline” means 5:00 p.m. (Vancouver time) on September 30, 2021, or such later date as the Lead Agent may consent to in writing;

(32)	“Escrow Release Notice” means a written notice in substantially the form set out in Schedule “C” attached hereto executed by the Corporation and Lead Agent, on behalf of the Agents, confirming that items (a) through (d), inclusive of the Escrow Release Conditions have been satisfied or waived in accordance with this Agreement;

(33)	“Escrowed Funds” means the Escrowed Proceeds and the Earned Interest thereon at any given time;

(34)	“Escrowed Proceeds” means the gross proceeds raised from the Offering less (i) 50% of the Agents’ Cash Commission; (ii) the Corporate Finance Fee and (iii) the Agents’ Expenses incurred up to the Closing Date;

(35)	“Exchange” means the NEO Exchange Inc. or such other recognized Canadian stock exchange as is mutually agreed upon by the Company and the Agents;

(36)	“Exchange Ratio” means the number of Underlying Shares that the holder is entitled to receive for each Subscription Receipt held, if the Escrow Release Conditions are satisfied, in accordance with this Agreement, which, is that number of Underlying Shares that, when exchanged for Resulting Issuer Shares, shall comprise one Resulting Issuer Share;

(37)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 9.12 and Section 9.15 hereof;

(38)	“Internal Procedures” means in respect of the making of, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance) the minimum number of the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(39)	“Offering” means the issue and sale of 18,000,000 (including 3,000,000 if the Agents’ Option is exercised in full) Subscription Receipts by the Corporation on a private placement basis at the Offering Price for aggregate gross proceeds of $18,000,000 (if the Agents’ Option is exercised in full);

(40)	“Offering Price” means $1.00 per Subscription Receipt;

(41)	“Person” includes an individual, corporation, partnership, joint venture, trustee, unincorporated organization or any other entity whatsoever, and words importing Persons have a similar extended meaning;

(42)	“Regulation S” means Regulation S under the U.S. Securities Act;

(43)	“Resulting Issuer Shares” means common shares in the capital of Austpro, after giving effect to the consolidation of its issued and outstanding shares on a 8.727:1 basis, issuable upon the exchange of the Underlying Shares and completion of the Amalgamation;

(44)	“Resulting Issuer” means Austpro after giving effect to the Amalgamation;

(45)	“Subscription Receipt Agent” means Computershare Trust Company of Canada, including its successors and assigns;

(46)	“Subscription Receipt Certificate” means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule “A”;

(47)	“Subscription Receiptholders” or “holders” means the Persons from time to time entered in a register of holders described in Section 3.1 hereof as holders of Subscription Receipts;

(48)	“Subscription Receiptholders’ Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(49)	“Subscription Receipts” means the subscription receipts created and issued pursuant to Section 2.1(1) hereof and authorized for issue hereunder and that have not, at the particular time expired, been purchased by the Corporation, converted, or otherwise become null, void and of no further force or effect in accordance with the terms hereof;

(50)	“subsidiary” means a subsidiary for purposes of the Securities Act (British Columbia), as constituted at the date of this Agreement;

(51)	“Termination Date” means the earlier of:

(a)	the date on which the Subscription Receipt Agent and Lead Agent, on behalf of the Agents, receive a Termination Notice or on which the Corporation announces to the public that it does not intend to, or determines that it will not be able to, satisfy the Escrow Release Conditions, provided that (i) if such notice or announcement is not received or made, as applicable, on a Business Day or is received or made, as applicable, after 4:30 p.m. (Vancouver time) on a Business Day, the Termination Date shall be the next Business Day; and (ii) the Subscription Receipt Agent shall be required to receive a Termination Notice regardless of whether a public announcement as to not satisfying the Escrow Release Conditions is made; and

(b)	the date that is the first Business Day after the Escrow Release Deadline, if the Subscription Receipt Agent has not received the Escrow Release Notice at or before the Escrow Release Deadline;

(52)	“Termination Notice” means a written notice from the Corporation addressed to the Subscription Receipt Agent and Lead Agent, on behalf of the Agents, indicating that the Corporation does not intend to, or determines that it will not be able to, satisfy the Escrow Release Conditions and directing the Subscription Receipt Agent to return all Escrowed Funds to the Subscription Receiptholders in accordance with Section 6.4 hereof;

(53)	“Termination Payment Time” means as soon as practically possible following the Termination Date, and in any event, within five (5) Business Days following the Termination Date;

(54)	“Termination Time” means 5:00 p.m. (Vancouver time) on the Termination Date;

(55)	“this Subscription Receipt Agreement”, “this Agreement”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement and any amendment or indenture, deed or instrument supplemental or ancillary hereto, and the expressions “article”, “section”, “subsection”, “paragraph”, “subparagraph”, “clause” and “subclause” followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;

(56)	“Uncertificated Subscription Receipt” means any Subscription Receipt which is not a Certificated Subscription Receipt;

(57)	“Underlying Shares” means the DeFi Shares issuable to Subscription Receiptholders on conversion of the Subscription Receipts without payment of additional consideration in accordance with the terms and conditions of this Agreement;

(58)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(59)	“U.S. Purchaser” means a registered Subscription Receiptholder who was, at the time of purchase (a) in the United States, (b) any person that purchased Subscription Receipts on behalf of, or for the account or benefit of, any person in the United States, (c) any person who receives or received an offer to acquire such Subscription Receipts while in the United States, and (d) any person who was in the United States at the time such person's buy order was made or the subscription agreement pursuant to which such Subscription Receipts were acquired was executed or delivered; and in each case who is designated by the Corporation to receive a Subscription Receipt Certificate bearing the legend set forth in Section 2.3(4) of this Agreement;

(60)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(61)	“U.S. Subscription Receiptholder” means (i) any U.S. Purchaser and (ii) any Subscription Receiptholder that did not acquire Subscription Receipts directly from the Corporation in the Offering and that is, or is acting for the account or benefit of, any person in the United States;

(62)	“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Consent of the Corporation”, “Written Direction of the Corporation” and “Certificate of the Corporation” mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any Director or officer of the Corporation or by any other individual to whom applicable signing authority is delegated by the Directors from time to time, and may consist of one or more instruments so executed respectively.

Section 1.2           Interpretation

(1)	Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(2)	Interpretation Not Affected by Headings, etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(3)	Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(4)	Time of the Essence: Time will be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.

(5)	Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

(6)	Severability: In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

(7)	Conflict: In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision of this Agreement shall prevail to the extent of the inconsistency.

Section 1.3           Applicable Law

This Agreement and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein and will be treated in all respects as British Columbia contracts.

ARTICLE 2

THE SUBSCRIPTION RECEIPTS

Section 2.1           Creation and Issue of Subscription Receipts

(1)	An aggregate of 18,000,000 (including 3,000,000 if the Agents’ Option is exercised in full) Subscription Receipts, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $1.00 for each Subscription Receipt. The size of the Offering may be increased with the mutual consent of the Company and the Agents.

(2)	One Subscription Receipt shall be issued without any further act or formality on the Closing Date, for each $1.00 received by the Corporation as payment therefor and each such Subscription Receipt shall be a fully paid and non-assessable security of the Corporation.

(3)	Upon the issue of the Subscription Receipts in accordance with Section 2.1(2), Subscription Receipt Certificates shall be executed by the Corporation and delivered to the Subscription Receipt Agent, certified by the Subscription Receipt Agent upon the Written Direction of the Corporation and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation. Registration of interests in Subscription Receipts held by the Depository may be evidenced by a position appearing on the register for Subscription Receipts of the Subscription Receipt Agent for an amount representing the aggregate number of such Subscription Receipts outstanding from time to time.

(4)	Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Article 4 hereof, and without payment of any additional consideration, to be issued one Underlying Share (subject to adjustment as set out herein), which will immediately be exchanged for one Resulting Issuer Share in connection with the Amalgamation without any further action on the part of the Subscription Receiptholder and without payment of additional consideration.

Section 2.2            Terms of Subscription Receipts

(1)	Purchase by the Corporation: The Corporation may from time to time purchase Subscription Receipts by private agreement or otherwise, and any such purchase may be made in such manner, from such Persons, at such prices and on such terms as the Corporation in its sole discretion may determine in agreement with the applicable Subscription Receiptholder. Subscription Receipt Certificates representing Subscription Receipts purchased by the Corporation pursuant to this Section 2.2(1) shall be surrendered to the Subscription Receipt Agent for cancellation and shall be accompanied by a Written Direction of the Corporation to cancel the Subscription Receipts represented thereby and shall not be reissued. For greater certainty, nothing in this Section 2.2(1) shall grant to the Corporation a unilateral right of redemption with respect to the Subscription Receipts.

(2)	Cancellation of Subscription Receipts: In the event that (a) a Termination Notice is delivered to the Subscription Receipt Agent, or (b) the Escrow Release Notice is not delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline, then all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of any Subscription Receipt Certificates), be terminated and cancelled by the Subscription Receipt Agent as of the Termination Time and holders of Subscription Receipt Certificates shall thereafter have no rights thereunder except to receive an amount equal to the aggregate Offering Price for their Subscription Receipts then held, plus a pro rata share of Earned Interest thereon (less any withholding tax required to be withheld in respect thereof) and the Subscription Receipt Agent shall pay to such holders from the Escrowed Funds, an amount equal to the aggregate Offering Price of the Subscription Receipts then held, plus a pro rata share of Earned Interest thereon (less any withholding tax required to be withheld in respect thereof). Such amount (less any withholding tax required to be withheld in respect thereof), shall be returned to each holder of a Subscription Receipt by the Subscription Receipt Agent in accordance with Section 6.4 hereof. The Corporation shall be liable for any shortfall between the amounts owing to Subscription Receiptholders under this Section 2.2(2) and the amount of Escrowed Funds. None of the Subscription Receipt Agent, Austpro nor the Agents shall have any responsibility for any shortfall owing to the Subscription Receiptholders.

Section 2.3           Form of Subscription Receipts

(1)	Form: The Subscription Receipts may be issued in both certificated and uncertificated form. Upon the issue of Subscription Receipts, Subscription Receipt Certificates shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, Authenticated by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation in accordance with the Written Direction of the Corporation. The Subscription Receipt Certificates shall be substantially in the form as Schedule “A” attached hereto, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Subscription Receipt Agent, the Lead Agent and the Corporation, and the Subscription Receipt Certificates shall be dated as of the Closing Date, shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and shall be issuable in any denomination excluding fractions. All Subscription Receipts issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Subscription Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 3.1(1) hereof.

(2)	Production: Except as provided in this Article 2, all Subscription Receipts shall, save as to denominations, be of like tenor and effect. The Subscription Receipt Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Subscription Receipt Agent may determine.

(3)	Canadian Legend: Subscription Receipt Certificates or written notices delivered in respect of ownership of the Subscription Receipts, as well as all certificates or written notices issued in exchange for or in substitution of such Subscription Receipt Certificates or written notices, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I) [insert the distribution date], AND (II) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

(4)	United States Legends:

(a)	The Subscription Receipts and the Underlying Shares issuable on conversion of the Subscription Receipts have not been and will not be registered under the U.S. Securities Act or under applicable state securities laws;

(b)	Each Subscription Receipt Certificate issued to a U.S. Subscription Receiptholder, and each Subscription Receipt Certificate issued in exchange therefor in substitution or transfer thereof, for so long as required by the U.S. Securities Act or applicable state securities laws, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH AN APPLICABLE EXEMPTION OR EXCLUSION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Section 2.4           CDS Subscription Receipts

(1)	Re-registration of beneficial interests in and transfers of Subscription Receipts held by the Depository shall be made only through the book entry registration system and no Subscription Receipt Certificates shall be issued in respect of such Subscription Receipts except as set out herein or as may be requested by a Depository or the Corporation, from time to time. Except as provided in this Section 2.4, owners of beneficial interests in any CDS Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names and shall not receive or be entitled to receive Subscription Receipts in definitive form or to have their names appear in the register referred to in Section 3.1(1) hereof while they are held as book entry only securities with the Depository.

(2)	Notwithstanding any other provision in this Agreement, no CDS Subscription Receipts may be exchanged in whole or in part for Subscription Receipts registered, and no transfer of CDS Subscription Receipts in whole or in part may be registered, in the name of any Person other than the Depository for such CDS Subscription Receipts or a nominee thereof unless:

(a)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in respect of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(b)	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d)	the Corporation determines that the Subscription Receipts shall no longer be held as CDS Subscription Receipts through the Depository;

(e)	such right is required by applicable law, as determined by the Corporation and the Corporation’s counsel; or

(f)	the Corporation so instructs the Subscription Receipt Agent in writing,

following which Subscription Receipts for those holders requesting such shall be issued to the beneficial owners of such Subscription Receipts or their nominees as directed by the Depository. The Corporation shall provide a Certificate of the Corporation giving notice to the Subscription Receipt Agent of the occurrence of any event outlined in this Section 2.4(2), except in the case of Section 2.4(2)(f).

(3)	Subject to the provisions of this Section 2.4, any exchange of CDS Subscription Receipts for Subscription Receipts which are not CDS Subscription Receipts may be made in whole or in part in accordance with the provisions of Section 3.2 hereof, mutatis mutandis. All such Subscription Receipts issued in exchange for CDS Subscription Receipts or any portion thereof shall be registered in such names as the Depository shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Subscription Receipts) as the CDS Subscription Receipts or portion thereof surrendered upon such exchange.

(4)	Every Subscription Receipt Authenticated upon registration of transfer of a CDS Subscription Receipt or any portion thereof, or in exchange for or in lieu of a CDS Subscription Receipt or any portion thereof, whether pursuant to this Section 2.4, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Subscription Receipt, unless such Subscription Receipt is registered in the name of a Person other than the Depository or a nominee thereof.

(5)	Notwithstanding anything to the contrary in this Agreement, subject to applicable law, the CDS Subscription Receipts will be issued by way of an Uncertificated Subscription Receipt, unless otherwise requested in writing by the Depository or the Corporation.

(6)	The rights of beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository and the Subscription Receipt Agent.

(7)	For so long as Subscription Receipts are held through the Depository, if any notice or other communication is required to be given to Subscription Receiptholders, the Subscription Receipt Agent will give such notices and other communications to the Depository.

(8)	Notwithstanding anything herein to the contrary, neither the Corporation, Austpro, the Agents nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(a)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Subscription Receipts represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(9)	The Corporation may terminate the application of this Section 2.4 in its sole discretion in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a Person other than the Depository or a nominee thereof.

Section 2.5            Signing of Subscription Receipt Certificates

(1)	Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer of the Corporation or any one Director or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(2)	Signatures: The signature of an individual referred to in Section 2.5(1) hereof may be a manual signature, electronic engraved, lithographed or printed by electronic means and Subscription Receipt Certificates bearing such electronic signature will, subject to Section 2.6 hereof, be binding on the Corporation as if they had been manually signed by such individual.

(3)	No Longer Officer: Notwithstanding that any individual whose manual or electronic signature appears on a Subscription Receipt Certificate as one of the officers of the Corporation or Directors referred to in Section 2.5(1) hereof no longer holds the same or any other office with, or is no longer a Director of, the Corporation, at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.6 hereof, be valid and binding on the Corporation.

Section 2.6           Authentication by Subscription Receipt Agent

(1)	Authentication: No Subscription Receipt shall (i) be considered issued, valid, or obligatory; nor (ii) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by the Subscription Receipt Agent.

No Subscription Receipt Certificate, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule “A” or in such other form as may be approved by the Subscription Receipt Agent, the Lead Agent and the Corporation. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits of this Agreement.

The Subscription Receipt Agent shall Authenticate Uncertificated Subscription Receipts (whether upon original issuance, exchange or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Subscription Receipts under this Agreement. Such Authentication shall be conclusive evidence as against the Corporation that such Uncertificated Subscription Receipts have been duly issued hereunder and that the holder or holders thereof are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Subscription Receipts recorded therein shall be binding on the Corporation.

Authentication by the Subscription Receipt Agent shall be conclusive evidence as against the Corporation that the Subscription Receipts so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Agreement.

(2)	Change in Form of Certificate: Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to acquire Underlying Shares, notwithstanding that the form of such Subscription Receipt Certificate may not be in the form then required by this Agreement.

(3)	Authentication No Representation: Authentication by the Subscription Receipt Agent of any Subscription Receipts, including by way of entry on the register, shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of such Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or, other than as set forth in this Agreement in respect of the Escrowed Funds, of the consideration thereof.

Section 2.7           Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu, whatever may be the actual dates of issue.

Section 2.8           Issue in Substitution for Lost Certificates, Etc.

(1)	Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 2.8(2) hereof, will issue, and thereupon the Subscription Receipt Agent will Authenticate and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(2)	Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(a)	furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the mutilation, loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(b)	if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(c)	pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

Section 2.9           Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt or otherwise shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution in respect of the Common Shares.

ARTICLE 3

REGISTRATION AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

Section 3.1           Registration of Subscription Receipts

(1)	Register: The Corporation will cause to be kept by the Subscription Receipt Agent at its principal office in Vancouver, British Columbia a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them;

(2)	No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt.

(3)	Inspection: The register referred to in Section 3.1(1) hereof, and any branch register maintained pursuant to Section 3.1(4) hereof, will at all reasonable times be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such register and showing the number of Subscription Receipts held by each such holder.

(4)	Location of Registers: The Corporation may at any time and from time to time change the place at which the register referred to in Section 3.1(1) hereof is kept and/or cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 12.1 and Section 12.2 hereof.

(5)	Request: The Subscription Receipt Agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.

(6)	Discharge: Subject to the provisions of this Agreement, Applicable Legislation and applicable law, the Subscription Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts, and the issue of the Underlying Shares by the Corporation upon the exercise of Subscription Receipts in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder.

Section 3.2          Exchange of Subscription Receipt Certificates

(1)	Exchange: One or more Subscription Receipt Certificates may at any time prior to the earlier of the Escrow Release Date and the Termination Date, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts and registered in the same name as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(2)	Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office in Vancouver, British Columbia of the Subscription Receipt Agent or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(3)	Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.2, shall be surrendered to the Subscription Receipt Agent and cancelled.

(4)	Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.5(1) hereof as necessary to carry out exchanges pursuant to this Section 3.2 and such Subscription Receipt Certificates will be Authenticated by the Subscription Receipt Agent.

(5)	Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear the legend set forth in Section 2.3 hereof shall bear the same legend(s), as applicable.

Section 3.3          No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate.

Section 3.4         Ownership of Subscription Receipts

(1)	Owner: The Corporation and the Subscription Receipt Agent may deem and treat the Person in whose name any Subscription Receipt is registered as the absolute owner of such Subscription Receipt for all purposes, and such Person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, entitled to the rights and privileges attaching to such Subscription Receipt, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by applicable law or by order of a court of competent jurisdiction.

(2)	Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the issue and delivery to any such registered holder of Underlying Shares issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to Section 2.2(2) hereof) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE 4

ISSUANCE OF UNDERLYING SHARES

Section 4.1          Issuance of Underlying Shares by Subscription Receipt Agent

(1)	Notice of Escrow Release Conditions: If the Escrow Release Conditions set forth in items (a) through (d) of the definition of Escrow Release Conditions have been satisfied before the Escrow Release Deadline to the satisfaction of the Corporation, the Corporation shall forthwith cause the Conditions Precedent Certificate, executed by the Chief Executive Officer of the Corporation (or such other officer as may be acceptable to the Agents), to be delivered to the Lead Agent, on behalf of the Agents, notifying the Agents that items (a) through (d) of the definition of Escrow Release Conditions have been satisfied.

(2)	Escrow Release Notice: If the Conditions Precedent Certificate set forth in Section 4.1(1) hereof has been delivered to the Lead Agent, on behalf of the Agents, the Corporation and the Lead Agent, on behalf of the Agents, shall as soon as reasonably practicable thereafter deliver to the Subscription Receipt Agent the Escrow Release Notice, executed by the Corporation and the Lead Agent, on behalf of the Agents.

(3)	Issuance of Underlying Shares by Subscription Receipt Agent: If the Escrow Release Notice is delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline, upon receipt of the Escrow Release Notice by the Subscription Receipt Agent, the Subscription Receipts will automatically be converted into Underlying Shares which will be automatically issued on the Escrow Release Date for and on behalf of the holders thereof and the holders thereof shall, without payment of additional consideration or any further action on the part of the holders thereof (including the surrender of any Subscription Receipt Certificates or deemed surrender of any Uncertificated Subscription Receipts), be deemed to have subscribed for the corresponding number of Underlying Shares issuable pursuant to such Subscription Receipts. The Underlying Shares will be automatically exchanged for Resulting Issuer Shares upon completion of the Amalgamation.

(4)	Certificated Subscription Receipts: In the case of Certificated Subscription Receipts, the Corporation will cause the issuance of the applicable Underlying Shares to the holders of Certificated Subscription Receipts.

(5)	Uncertificated and CDS Subscription Receipts: In the case of Uncertificated Subscription Receipts, the Corporation will cause the issuance and registration of the applicable Underlying Shares in the name of the holders of Uncertificated Subscription Receipts and, in the case of CDS Subscription Receipts, the Corporation will direct the Depository to cause to be issued book entry only system customer confirmations to the beneficial holders of the Underlying Shares.

(6)	Rights on Issuance: The holder of any Underlying Shares deemed to be issued pursuant to Section 4.1(3) hereof shall have no rights hereunder except to be issued the Underlying Shares upon the conversion of the Subscription Receipts.

(7)	Direction of Subscription Receipt Agent: Provided that the Escrow Release Notice is received by the Subscription Receipt Agent at or before the Escrow Release Deadline, the parties hereby irrevocably authorize the issuance of the Underlying Shares pursuant to Section 4.1(3) hereof upon delivery of the Escrow Release Notice.

(8)	Release of Escrowed Funds: If the Escrow Release Notice is delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline, the Subscription Receipt Agent will release the Escrowed Funds in accordance with Section 6.3 hereof.

(9)	Use of Proceeds: Upon the release of the Escrowed Funds in accordance with Section 6.3 hereof, the Corporation shall use the funds for working capital and general corporate purposes.

(10)	No Certificates for Underlying Shares: The Corporation shall be deemed to enter on the register for the Underlying Shares, the names of each holder of Subscription Receipts as the holder of record of such number of Underlying Shares to which each Subscription Receiptholder is entitled. The Corporation will not cause certificates representing the Underlying Shares to be issued or delivered upon the deemed exercise of the Subscription Receipts. The Underlying Shares to which each Subscription Receiptholder is entitled will be automatically exchanged for Resulting Issuer Shares upon completion of the Amalgamation.

Section 4.2          Effect of Issuance of Underlying Shares

Upon the issuance of the Underlying Shares pursuant to the Subscription Receipts in accordance with Section 4.1(3) hereof, the Underlying Shares thereby issuable will be issued, and the Person or Persons to whom such securities are to be issued will be the holder or holders of record thereof, on the Escrow Release Date unless the transfer registers for the Underlying Shares are closed on the Escrow Release Date, in which case such Underlying Shares will be deemed to have been issued and such Person or Persons will become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Underlying Shares will be issued on the basis of the number of Underlying Shares to which such Person or Persons were entitled on the Escrow Release Date.

Section 4.3         Fractions

The Corporation shall not be required, upon issuance of the Underlying Shares pursuant to the Subscription Receipts or upon any adjustment in accordance with Article 7 hereof, to issue fractions of Underlying Shares to any Person or to issue certificates which evidence a fractional Underlying Share. To the extent that a Subscription Receiptholder would otherwise have been entitled to receive a fraction or fractions of an Underlying Share pursuant to the Subscription Receipts, that Subscription Receiptholder may exercise such right in respect of the fraction or fractions only in combination with its entitlement to a fraction or fractions of an Underlying Share in respect of another Subscription Receipt or other Subscription Receipts that in the aggregate entitle the Subscription Receiptholder to receive a whole number of Underlying Share and the Corporation shall issue such whole Underlying Share to the Subscription Receiptholder in respect of those fractions that in the aggregate form whole Underlying Share. Subject to the above, all remaining fractions of an Underlying Share will be rounded down to the nearest whole number without any payment or compensation in lieu thereof.

Section 4.4          Recording

The Corporation will record (or cause to be recorded) the name and address of each Person to whom Underlying Shares are issued and the number of such securities so issued on the Escrow Release Date.

Section 4.5          Securities Restrictions

(1)	General: No Underlying Shares will be issued pursuant to any Subscription Receipt if the issue of such Underlying Shares would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Underlying Shares thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Underlying Shares or the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Underlying Shares in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the applicable transfer agent in exchange for a certificate which does not bear such legend or legends.

(2)	Canadian Legend on Underlying Shares: The Underlying Shares issued, or written notices delivered in respect of ownership of the Underlying Shares, upon the conversion of the Subscription Receipts shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I)

[insert the distribution date], AND (II) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

(3)	United States Legend on Underlying Shares: Each Underlying Share issued as a definitive certificate to a U.S. Subscription Receiptholder, and each Underlying Share issued as a definitive certificate in exchange therefor in substitution or transfer thereof, for so long as required by the U.S. Securities Act or applicable state securities laws, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH AN APPLICABLE EXEMPTION OR EXCLUSION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

(4)	United States Legend on Resulting Issuer Shares: The certificates representing Resulting Issuer Shares issued to a U.S. Subscription Receiptholder, and all securities issued in exchange therefor or in substitution thereof, for so long as required by the U.S. Securities Act or applicable state securities laws, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSES (C) OR (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if the Resulting Issuer Shares are being sold under clause (B) above (and in compliance with Canadian local laws and regulations), the legend set forth above may be removed by providing a declaration in the form attached as Schedule “D” to this Agreement, or in such form as the Resulting Issuer may from time to time prescribe, together with such other documentation as the Resulting Issuer or the registrar and transfer agent may reasonably require, including, but not limited to, an opinion of counsel of recognized standing or other evidence of exemption, in either case reasonably satisfactory the Resulting Issuer and the registrar and transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and

provided further, that, if any of the Resulting Issuer Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Resulting Issuer and the registrar and transfer agent, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

ARTICLE 5
COVENANTS

Section 5.1          General Covenants of the Corporation

The Corporation covenants with Austpro, the Subscription Receipt Agent, the Lead Agent on behalf of the Agents and the Subscription Receiptholders, that so long as any Subscription Receipts remain outstanding:

(1)	Maintenance: The Corporation will at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(2)	Reservation of Underlying Shares: The Corporation will reserve and conditionally allot and keep available sufficient unissued Underlying Shares to enable it to satisfy its obligations pursuant to the Subscription Receipts.

(3)	Issue of Underlying Shares: The Corporation will cause the Underlying Shares to be issued on conversion of the Subscription Receipts and the certificates representing such Underlying Shares to be issued in accordance with the provisions of this Agreement and all Underlying Shares that are issued on conversion of the Subscription Receipts will be fully paid and non-assessable Common Shares of the Corporation.

(4)	Notification of Completion or Termination: The Corporation will provide prompt written notification to the Subscription Receipt Agent of the satisfaction of the Escrow Release Conditions (by way of the Escrow Release Notice) or the Termination Date (by way of the Termination Notice), as the case may be.

(5)	Notification of Default: The Corporation will provide prompt written notice to the Subscription Receipt Agent, the Subscription Receiptholders and the Lead Agent of any default under this Agreement.

(6)	Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.1 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Underlying Shares issued pursuant to the Subscription Receipts.

(7)	Filings: The Corporation will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the issue of the Underlying Shares pursuant to the Subscription Receipts.

(8)	U.S. Exchange Act: The Corporation confirms that as at the date hereof it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), or a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Exchange Act, (ii) the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (iii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may reasonably require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain obligations of the Subscription Receipt Agent with respect to those clients of the Subscription Receipt Agent that are required to file reports with the SEC under the U.S. Exchange Act.

(9)	Record Dates: The Corporation shall provide at least ten (10) Business Days’ written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.

(10)	General Performance: The Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby. Prior to the earlier of the Escrow Release Date and the Termination Date, the Corporation will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to any other entity.

(11)	Notice of Default: The Corporation will promptly advise the Subscription Receipt Agent, the Subscription Receiptholders and the Lead Agent, on behalf of the Agents, in writing of any default under the terms of this Agreement.

(12)	Notices to Subscription Receiptholders: Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.

(13)	Miscellaneous: Notwithstanding any other provision of this Agreement, from the date hereof to the earlier of the Escrow Release Deadline and the Termination Date, the Corporation will not complete any of the following transactions: (i) subdivide the outstanding Common Shares into a greater number of shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; (iii) issue any shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends paid in ordinary course on Common Shares); (iv) fix a record date for the making of distribution to all or substantially all the holders of its outstanding Common Shares of (a) shares of any class other than Common Shares and other than shares distributed to holders of Common Shares who have elected to receive dividends or distributions in the form of such shares in lieu of dividends or distributions paid in ordinary course, or (b) rights, options or warrants; or (v) reclassify the Common Shares or, other than pursuant to the Amalgamation and the transactions to be completed related thereto, undertake a reorganization or a consolidation, amalgamation, arrangement or merger with any other person or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as the entirety to any other person or entity or a liquidation, dissolution or winding-up.

Section 5.2          Covenants in favour of the Subscription Receipt Agent

In addition to any other covenant or obligation in this Agreement, the Corporation represents and warrants to and in favour of the Subscription Receipt Agent and the Lead Agent on behalf of the Agents that for so long as Subscription Receipts remain outstanding and until such time as this Agreement is terminated in accordance with the provision herein:

(1)	The Corporation will meet all listing requirements for each stock exchange upon which it intends to list relating to compliance with applicable law in all jurisdictions in which the Corporation has interests, if applicable; and

(2)	The Corporation shall cause all of its subsidiaries to comply with the provisions of this Section as if such subsidiaries were expressly referred to in such provisions in replacement of references to the Corporation, mutatis mutandis.

Any failure to comply with this section will result in the right of the Subscription Agent, at its sole discretion, to resign as Subscription Receipt Agent effective immediately, and the Corporation hereby acknowledges such right of the Subscription Receipt Agent to immediately resign.

Section 5.3          General Covenants of Austpro

Austpro covenants with the Corporation, the Lead Agent on behalf of the Agents, the Subscription Receipt Agent and the Subscription Receiptholders, that so long as any Subscription Receipts remain outstanding:

(1)	It will at all times maintain its corporate existence, carry on and conduct its business in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(2)	It will use all commercially reasonable efforts to assist the Corporation with applying for the listing of the Resulting Issuer Shares for trading on the Exchange following completion of the Amalgamation;

(3)	It will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement and that it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting the intentions and provisions of this Agreement;

(4)	It will promptly advise the Subscription Receipt Agent and the Lead Agent, on behalf of the Agents, in writing of any default under the terms of this Agreement; and

(5)	It shall cause all of its subsidiaries to comply with the provisions of this Section as if such subsidiaries were expressly referred to in such provisions in replacement of references to Austpro, mutatis mutandis.

Any failure to comply with this section will result in the right of the Subscription Agent, at its sole discretion, to resign as Subscription Receipt Agent effective immediately, and such right to resign is hereby acknowledged by all the parties to this Agreement.

Section 5.4          Remuneration and Expenses of Subscription Receipt Agent

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time agreed remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except for any expense, disbursement or advance that arises out of or results from the Subscription Receipt Agent’s gross negligence, fraud, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable upon demand. This Section 5.4 shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

Section 5.5          Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in which there is legislation or regulations requiring the giving of any such notice or making of any such filing in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus or registration requirements, if any, of such legislation or regulations.

Section 5.6          Securities Qualification Requirements

If any instrument is required to be filed with, or any permission is required to be obtained from, any governmental authority or any other step is required under any applicable law before any Underlying Shares which a Subscription Receiptholder is entitled to receive on conversion of the Subscription Receipts may properly and legally be issued, the Corporation covenants that it will promptly take such required action.

Section 5.7          Performance of Covenants by Subscription Receipt Agent

If either the Corporation or Austpro fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, but the Subscription Receipt Agent will have no obligation to notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.4 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation or Austpro of any default or of its continuing obligations hereunder.

ARTICLE 6
DEPOSIT OF PROCEEDS AND

CANCELLATION OF SUBSCRIPTION RECEIPTS

Section 6.1          Deposit of Escrowed Proceeds in Escrow

The Corporation shall direct that the Lead Agent, on behalf of the Agents, to deliver the Escrowed Proceeds to the Subscription Receipt Agent on the Closing Date by way of certified cheque, bank draft or electronic wire transfer in immediately available funds, and upon receipt of such funds, the Subscription Receipt Agent shall deliver a signed receipt acknowledging receipt of the Escrowed Proceeds. The Subscription Receipt Agent shall immediately place such funds in a segregated account in accordance with the provisions of this Article 6. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the aggregate Offering Price that the Escrowed Funds are held by the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds unless and until the Escrow Release Notice is delivered to the Subscription Receipt Agent (at or before the Escrow Release Deadline). The Subscription Receipt Agent shall retain the Escrowed Funds for the benefit of the holders of the Subscription Receipts and, upon the delivery of the Escrow Release Notice to the Subscription Receipt Agent (at or before the Escrow Release Deadline), retroactively for the benefit of the Corporation and the Agents (in the case of the Agents, in relation to the Cash Commission and the incremental expenses of the Agents) in accordance with the provisions of this Article 6.

Section 6.2         Investment of Escrowed Funds

(1)	Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more segregated interest bearing bank accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more Canadian chartered banks listed in below in Section 6.2(5) (each such bank, an “Approved Bank”). Of the amount of interest, if any, earned by the Subscription Receipt Agent on such deposited monies, the Subscription Receipt Agent shall credit to the Escrowed Funds an amount that is equal to 0.1 percent less than the target overnight rate of interest announced from time to time by The Bank of Canada, converted to a daily rate, and applied to the Escrowed Funds, calculated daily. Such calculated amount shall be credited by the Subscription Receipt Agent to the Escrowed Funds within three (3) Business Days of each month-end. The Subscription Receipt Agent may retain the remaining amount of interest, if any, that was earned on such deposited monies for its own use and benefit. Notwithstanding the foregoing, (i) in no event will the Subscription Receipt Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrowed Funds, as determined by the Subscription Receipt Agent; and (ii) if an account at any Approved Bank into which the Escrowed Funds or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Subscription Receipt Agent, shall be deducted from the Escrowed Funds.

(2)	All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Proceeds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, neither the Subscription Receipt Agent nor the Agents shall have any responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 6.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation and the Agents acknowledge and agree that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(3)	At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Subscription Receiptholders prior to and after such withdrawal.

(4)	For tax reporting purposes, all interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall (i) to the extent such interest is distributed by the Subscription Receipt Agent to any person or entity pursuant to the terms of this Agreement during such tax year, be allocated to such person or entity, and (ii) otherwise be allocated to the Corporation in the taxation year that it was distributed. The Subscription Receiptholders and Corporation agree to provide the Subscription Receipt Agent with their certified tax identification numbers and other forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function.

(5)	Approved Banks:

Bank	Relevant S&P Issuer Credit Rating (as at April 1st, 2021)
ANZ Banking Group	AA-
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Scotland	A+
Bank of Tokyo-Mitsubishi UFJ	A
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A+
HSBC Bank of Canada	A+
National Australia Bank Limited	AA-
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-

Section 6.3          Release of Escrowed Funds on Completion

In the event that the Escrow Release Notice is delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline (i) the Corporation shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Escrowed Funds, less the outstanding Cash Commission and any Earned Interest thereon, the remaining Agents’ Expenses, and any remaining remuneration, expenses and disbursements of the Subscription Receipt Agent payable under Section 5.4 hereof, and (ii) the Agents shall be entitled to receive from the Subscription Receipt Agent the outstanding Cash Commission and any Earned Interest thereon, and the remaining Agents’ Expenses. The Subscription Receipt Agent shall deliver the funds referred to in this Section 6.3 to the Corporation and the Lead Agent, on behalf of the Agents, respectively (or as directed by the Corporation or the Lead Agent, on behalf of the Agents, as applicable) as soon as practicable on the Escrow Release Date.

Section 6.4          Release of Escrowed Funds on Termination

(1)	In the event that a Termination Notice is delivered to the Subscription Receipt Agent and the Lead Agent, on behalf of the Agents, or the Corporation announces to the public that it does not intend to, or determines that it will not be able to, satisfy the Escrow Release Conditions at or before the Escrow Release Deadline, or the Escrow Release Notice is not delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline each Subscription Receipt shall, subject to Section 6.4(6) hereof, be terminated and cancelled by the Subscription Receipt Agent as of the Termination Time and each Subscription Receiptholder shall be entitled to receive at the Termination Payment Time, an amount equal to (i) the aggregate Offering Price in respect of such holder’s Subscription Receipts; and (ii) such holder’s pro rata share of the Earned Interest, less applicable withholding taxes, if any.

(2)	The amounts paid to each Subscription Receiptholder under Section 6.4(1) shall be satisfied by the Escrowed Funds. To the extent that the Escrowed Funds are insufficient to refund to each Subscription Receiptholder the amounts due to them under Section 6.4(1) hereof, the Corporation shall be solely responsible and liable to the Subscription Receiptholder for any shortfall and shall contribute such amounts as are necessary to satisfy any shortfall such that each Subscription Receiptholder will receive an amount equal to the amounts due to them under Section 6.4(1) hereof.

(3)	The obligation to make the payment of the amounts specified in Section 6.4(1) hereof shall be satisfied, in the case of CDS Subscription Receipts, by wire transfer of immediately available funds made by the Subscription Receipt Agent to the Depository or otherwise by the Subscription Receipt Agent mailing cheques made payable to the Subscription Receiptholders at their registered addresses

(4)	If the Termination Time occurs, the Corporation hereby covenants and agrees that it shall within two (2) Business Days of the Termination Date provide the Subscription Receipt Agent with the outstanding amount of the Agents’ Expenses, for purposes of distribution to the Subscription Receiptholders in accordance with Section 6.4(5) below.

(5)	If, at the Termination Time, and after the payments in Section 6.4(4) have been satisfied, the Escrowed Funds are less than the amount to which a Subscription Receiptholder is entitled pursuant to its refund right under Section 6.4(1), the Corporation shall: (i) within two (2) Business Days of the Termination Date, provide the Subscription Receipt Agent with sufficient funds to offset any such difference; or (ii) within five (5) Business Days of the Termination Date, mail payment representing such difference by cheque or cheques payable to the Subscription Receiptholders to the addresses specified for such Subscription Receiptholders in the register kept with the Subscription Receipt Agent.

(6)	Upon receipt of a wire transfer or the delivery of any cheque as provided in Section 6.4(3) hereof (and, in the case of a cheque, provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts held by a Subscription Receiptholder shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

Section 6.5          Additional Payments by the Corporation

The Corporation shall, no later than one (1) Business Day before the date upon which any amount due hereunder from the Corporation, if any, is required to be paid pursuant to this Article 6, pay to the Subscription Receipt Agent such amount, if any, in immediately available funds as will be sufficient to allow the Subscription Receipt Agent to pay in full the amounts required to be paid under this Article 6. The Corporation shall notify in writing the Subscription Receipt Agent of such payments when made.

Section 6.6          Withholding

The Subscription Receipt Agent shall be entitled to deduct and withhold from any amount released pursuant to this Agreement all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts will be treated as having been delivered to the party entitled to the amount released in respect of which such tax has been deducted or withheld and remitted to the appropriate taxing authority.

Section 6.7          Escrowed Funds

In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the earlier of the Termination Date and the Escrow Release Date, each holder of Subscription Receipts has a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation, in the amount equal to $1.00 for each Subscription Receipt held by such holder, which claim shall subsist until such time as the Underlying Shares issuable pursuant to such Subscription Receipts are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination Time and the Escrow Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property or assets of the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of the property or assets of the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Underlying Shares on conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim, against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation for any shortfall, in an amount equal to $1.00 for each Subscription Receipt held by such holder.

Section 6.8          Representation Regarding Third Party Interests

Each of the Corporation, Austpro and the Agents (in this Section 6.8 referred to as a “representing party”) hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent’s prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 7

ADJUSTMENTS

Section 7.1          Adjustments

The acquisition rights in effect at any date attaching to the Subscription Receipts shall be subject to adjustment from time to time, as follows:

(a)	if and whenever at any time from the Closing Date until the Escrow Release Date, the Corporation shall:

(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

(iii)	issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (i), (ii) and (iii) being referred to as a “Share Reorganization”);

the Exchange Ratio shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Ratio in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b)	if and whenever at any time from the Closing Date and prior to the Escrow Release Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 7.1(a) or a consolidation, amalgamation or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a “Capital Reorganization”), upon the deemed conversion of such right thereafter, any Subscription Receiptholder shall be entitled to receive and shall accept, in lieu of the number of Underlying Shares such Subscription Receiptholder would otherwise be entitled to acquire, the number of Underlying Shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Subscription Receiptholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of Common Shares sought to be acquired by it. If determined appropriate by the Subscription Receipt Agent to give effect to or to evidence the provisions of this Section 7.1(b), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholders to the effect that the provisions set forth in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled pursuant to the Subscription Receipts thereafter. Any agreement entered into between the Corporation, the Agents and the Subscription Receipt Agent pursuant to the provisions of this Section 7.1(b) shall be a supplemental agreement entered into pursuant to the provisions of Article 10 hereof. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity, the Agents and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.1 and which shall apply to successive reclassification, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(c)	if and whenever at any time from the Closing Date and prior to the Escrow Release Date, the Corporation shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Ratio shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Ratio that is the product of (1) the Exchange Ratio in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Ratio shall be readjusted to the Exchange Ratio in effect immediately prior to the record date and the Exchange Ratio shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time from the Closing Date and prior to the Escrow Release Date, the Corporation shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than in connection with the Rights Offering, or (iii) evidences of indebtedness, or (iv) any other assets and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Ratio shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Ratio that is the product of (1) the Exchange Ratio in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Subscription Receiptholders would be entitled to receive on conversion of all their outstanding Subscription Receipts if the Underlying Shares were issued on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Subscription Receiptholders would be entitled to receive on conversion of all their outstanding Subscription Receipts if the Underlying Shares were issued on the record date and (B) the Current Market Price thereof on that date, less, the aggregate fair market value, as determined by the directors, whose determination shall, subject to the approval of any stock exchange(s) on which the Common Shares are then listed and posted for trading (if applicable) and absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Ratio shall be readjusted to the Exchange Ratio that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Underlying Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e)	the adjustments provided for in this Section 7.1 in the number of Underlying Shares and classes of securities which are to be received on conversion of the Subscription Receipts are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Ratio or the kind of securities issuable hereunder. After any adjustment pursuant to this Section, the term “Underlying Shares” where used in this Agreement shall be interpreted to mean securities of any class or classes or other property which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Subscription Receiptholder is entitled to receive on conversion of its Subscription Receipt, and the number of Underlying Shares indicated by any conversion made pursuant to a Subscription Receipt shall be interpreted to mean the number of Common Shares or other property or securities a Subscription Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, on conversion of a Subscription Receipt; and

(f)	if, and whenever at any time from the Closing Date and prior to the Escrow Release Date, the Corporation shall reclassify or otherwise change the outstanding Common Shares, the conversion right under the Subscription Receipt shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts shall be entitled to receive Underlying Shares as they would have received had the Subscription Receipts been converted immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 7.1.

Section 7.2          Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 7, such question shall, absent manifest error, be conclusively determined by the Corporation’s auditors, who shall have access to all necessary records of the Corporation, and such determination shall, absent manifest error, be binding upon the Corporation, the Agents, the Subscription Receipt Agent, all Subscription Receiptholders and all other Persons interested therein.

Section 7.3          Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Subscription Receipts, including the number of Underlying Shares which are to be received on conversion of the Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Underlying Shares which the holders of such Subscription Receipts issued by it are entitled to receive on the full conversion thereof in accordance with the provisions hereof.

Section 7.4           Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 7, deliver a Certificate of the Corporation to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate, if required by the Subscription Receipt Agent, shall be supported by a certificate of the Corporation’s auditors verifying such calculation.

Section 7.5          Notice of Special Matters

The Corporation covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent, the Lead Agent and to the Subscription Receiptholders of its intention to fix the record date for any event referred to in Section 7.1 hereof. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

Section 7.6          No Action After Notice

The Corporation covenants with the Subscription Receipt Agent and the Agents that it will not close its transfer books or take any other corporate action which might deprive the holder of a Subscription Receipt of the opportunity or right to receive Underlying Shares pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 7.4 and Section 7.5.

Section 7.7          Other Action Affecting Common Shares

If, and whenever at any time from the Closing Date and prior to the Escrow Release Date, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Article 7, which in the reasonable opinion of the directors of the Corporation acting in good faith would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Ratio will be adjusted by the directors of the Corporation with the prior written consent of the Lead Agent in such manner, if any, and at such time, as the directors of the Corporation, may determine with the agreement of the Lead Agent, subject to any requisite regulatory or stock exchange approval, reasonably determine to be equitable in the circumstances to such holders.

Section 7.8           Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(1)	shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment contemplated by Section 7.1 hereof, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;

(2)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Underlying Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(3)	shall not be responsible for any failure of the Corporation to issue or deliver Underlying Shares or certificates representing Underlying Shares or to comply with any of the covenants contained in this Article 7;

(4)	shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or for any acts of the agents of the Corporation and Austpro; and

(5)	shall be entitled to act and rely upon the certificates of the Corporation or of the auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 7.4 hereof.

ARTICLE 8
ENFORCEMENT

Section 8.1          Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

Section 8.2           Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future Director, shareholder, officer, employee or agent of the Corporation or Austpro, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE 9

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

Section 9.1          Right to Convene Meetings

(1)	Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders’ Request against the costs which it may incur in connection with calling and holding such meeting.

(2)	Failure to Convene: If the Subscription Receipt Agent fails, within five (5) Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders’ Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(3)	Place of Meeting: Every such meeting will be held in Vancouver, British Columbia, or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

Section 9.2          Notice

(1)	Notice: At least ten (10) Business Days’ notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it), the Lead Agent and to the Corporation (unless the meeting has been called by it).

(2)	Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

Section 9.3         Chairman

Some individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some individual present to be chairman.

Section 9.4          Quorum

(1)	Quorum: Subject to the provisions of Section 9.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(2)	No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders’ Request, will be dissolved, but, subject to Section 9.12 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(3)	Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

Section 9.5          Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

Section 9.6          Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

Section 9.7          Poll

(1)	Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(2)	Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

Section 9.8 Voting

On a show of hands each Person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

Section 9.9          Regulations

(1)	Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

(a)	for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Subscription Receiptholder;

(b)	governing the places at which and the times by which instruments appointing proxies must be deposited;

(c)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(d)	for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(2)	Recognition: Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 9.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or Persons holding proxies on their behalf.

Section 9.10        The Corporation, Austpro, the Agents and Subscription Receipt Agent may be Represented

The Corporation, Austpro, the Agents and the Subscription Receipt Agent, by their respective employees, officers or directors, and counsel to the Corporation, Austpro, the Agents and the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such in such capacities.

Section 9.11       Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(1)	to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the consent of the Subscription Receipt Agent (such consent not to be unreasonably withheld), of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation or Austpro, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation and Austpro, and to authorize the Subscription Receipt Agent to concur in and execute any amendment or indenture supplemental hereto in connection therewith;

(2)	to amend, alter or repeal any Extraordinary Resolution previously passed;

(3)	subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(4)	to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in Section 9.11(3) hereof;

(5)	to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(6)	to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(7)	to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;

(8)	to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by it in connection therewith;

(9)	to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any amendment or ancillary or supplemental instrument which may be agreed to by the Corporation or, with the consent of the Subscription Receipt Agent, such consent not to be unreasonably withheld, concerning any such right of the Subscription Receipt Agent, and to authorize the Subscription Receipt Agent to concur in and execute any amendment or ancillary or supplemental indenture embodying the change or omission;

(10)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(11)	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

Section 9.12        Meaning of “Extraordinary Resolution”

(1)	Meaning: The expression “Extraordinary Resolution” when used in this Agreement means, subject to the provisions of this Section 9.12 and of Section 9.15 and Section 9.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy at the commencement of the meeting Subscription Receiptholders holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(2)	No Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 9.12(1) hereof is not present within 30 minutes after the time fixed for the meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders’ Request, will be dissolved, but in any other case will be adjourned to such day, being not less than five (5) Business Days or more than ten (10) Business Days later, and to such place and time, as is appointed by the chairman.

(3)	Notice: Not less than three (3) Business Days’ notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(4)	Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum, but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5)	Quorum at Adjourned Meeting: At the adjourned meeting, the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(1) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate at least 25% of the total number of Subscription Receipts then outstanding may not be present in person or by proxy at the commencement of such adjourned meeting.

(6)	Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

Section 9.13        Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

Section 9.14        Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

Section 9.15        Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article 9 may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression “Extraordinary Resolution” when used in this Agreement includes a resolution embodied in an instrument so signed.

Section 9.16        Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 9.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

Section 9.17       Evidence of Subscription Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Subscription Receiptholders, including a Subscription Receiptholders’ Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Subscription Receiptholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Subscription Receiptholders) of the holding by any Person of Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any Person of such request, direction, notice, consent or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, by an affidavit of a witness of such execution or in any other manner which the Subscription Receipt Agent may consider adequate. The Subscription Receipt Agent may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

Section 9.18       Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders’ Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a Certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

ARTICLE 10

SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

Section 10.1       Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, Austpro, the Subscription Receipt Agent and the Agents may, without the consent of the Subscription Receiptholders and subject to the provisions of this Agreement, execute and deliver amendments or agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(1)	providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent provided the same are not prejudicial to the interests of the Subscription Receiptholders based on the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel;

(2)	evidencing the succession, or successive successions, of any other Person to the Corporation and the assumption by such successor of the covenants of, and obligations of, the Corporation under this Agreement;

(3)	adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(4)	giving effect to any resolution or Extraordinary Resolution passed as provided in Article 9;

(5)	setting forth any adjustments resulting from the application of Article 7;

(6)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(7)	making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(8)	modifying any of the provisions of this Agreement or relieving the Corporation or Austpro from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief impairs any of the rights of the Subscription Receiptholders as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any amendment or supplemental agreement or instrument which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(9)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not prejudiced thereby.

Section 10.2       Successor Entities – Resulting Issuer

Upon completion of the Amalgamation, the Resulting Issuer shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed or observed by the Corporation and the Resulting Issuer shall by supplemental agreement, satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11

CONCERNING SUBSCRIPTION RECEIPT AGENT

Section 11.1        Applicable Legislation

If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Corporation, Austpro and the Subscription Receipt Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 11.2        Rights and Duties of Subscription Receipt Agent

(1)	Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith with a view to the best interests of Subscription Receiptholders and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(2)	No Relief from Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct, fraud or bad faith.

(3)	Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders’ Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4)	Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(5)	Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

(6)	Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(7)	Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, , determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Corporation provided (a) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction, acting reasonably, within such ten-day period, then such resignation shall not be effective.

Section 11.3        Evidence, Experts and Advisers

(1)	Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(2)	Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder, the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.

(3)	Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 11.3(1) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more authorized officers of the Corporation. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(4)	Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders’ Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

(5)	Experts: The Subscription Receipt Agent may, at the Corporation’s expense, employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

Section 11.4        Documents, Money, Etc. held by Subscription Receipt Agent

(1)	Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

(2)	Interest: Subject to the terms herein, the Earned Interest received by the Subscription Receipt Agent will belong to the Corporation and the Agents, as applicable.

Section 11.5        Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

Section 11.6        Subscription Receipt Agent Not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

Section 11.7        Protection of Subscription Receipt Agent

(1)	Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(a)	the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 11.9 hereof or in the certification or Authentication of the Subscription Receipt Agent on the Subscription Receipt Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(b)	nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any amendment or instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent will not be bound to give notice to any Person of the execution hereof;

(d)	the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct, fraud or bad faith;

(e)	the Subscription Receipt Agent will not incur any liability or responsibility or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;

(f)	subject to Section 11.9 hereof, the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation, including the Subscription Receipts, and generally may contract and enter into financial transactions with the Corporation or any related entity of the Corporation without being liable to account for any profit made thereby;

(g)	the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(h)	if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(i)	the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement; and

(j)	notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits, or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(2)	Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages (excluding loss of profits and consequential damages), costs, charges, assessments, judgments and expenses (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent’s duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent’s gross negligence, fraud, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

Section 11.8        Replacement of Subscription Receipt Agent

(1)	Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this Section 11.8, by giving to the Corporation not less than 60 days’ notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(2)	Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.

(3)	Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.

(4)	Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the British Columbia Superior Court, on such notice as the Court directs, for the appointment of a new subscription receipt agent.

(5)	New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section 11.8 must be a corporation authorized to carry on the business of a transfer agent or trust company in the Province of British Columbia and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel to the Corporation, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation, the Subscription Receiptholders or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders.

(6)	Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 12.2(1) hereof.

(7)	Successor Subscription Receipt Agent: Any corporation into which the Subscription Receipt Agent is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Subscription Receipt Agent is a party shall become the successor Subscription Receipt Agent under this Agreement, without the execution of any document or any further act, provided such corporation would be eligible for appointment as a new subscription receipt agent under Section 11.8(5) hereof.

(8)	Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or new or successor subscription receipt agent. In case at any time any of the Subscription Receipt Certificates have not been countersigned, a Subscription Receipt Certificate may be countersigned either in the name of the predecessor Subscription Receipt Agent or new or successor subscription receipt agent, and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.

Section 11.9        Conflict of Interest

The Subscription Receipt Agent represents to the Corporation, Austpro and the Agents that to the best of its knowledge, at the time of execution and delivery of this Agreement hereof no material conflict of interest exists with respect to the Subscription receipt agent role as agent hereunder.

Section 11.10      Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE 12
GENERAL

Section 12.1        Notice to the Corporation, Austpro, the Subscription Receipt Agent and the Agents

(1)	Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation, Austpro, the Subscription Receipt Agent or the Agents will be validly given if delivered personally, if sent by registered letter, postage prepaid, or if sent by email transmission:

(i)	If to the Corporation, to:

DeFi Ventures Inc.

1200 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia

V7X 1T2

Attention: Ben Samaroo, Chief Executive Officer
Email: [*****]

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP

1200 Waterfront Center, 200 Burrard Street

Vancouver, British Columbia

V7X 1T2

Attention: Julie Bogle

Email: [*****]

(ii)	If to Austpro, to:

Austpro Energy Corporation

1600 – 609 Granville Street

P.O. Box 10068 Pacific Centre

Vancouver, BC V7Y 1C3

Attention: Scott Ackerman, Chief Executive Officer

Email: [*****]

(iii)	If to the Agents:

PI Financial Corp.

1900 – 666 Burrard Street

Vancouver, British Columbia

V6C 2N1

Attention: Dan Barnholden, Managin Director & Head of Investment Banking

Email: [*****]

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

885 W Georgia St., Suite 2200
Vancouver, British Columbia
V6C 3E8

Attention: Jeff Durno
Email: [*****]

(iv)	If to the Subscription Receipt Agent:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street

Vancouver, BC V6C 3B9
Email: [*****]

Attention: General Manager, Corporate Trust Department

and any such notice delivered or transmitted in accordance with the foregoing on a Business Day will be deemed to have been received on the date of delivery or email transmission or, if such day is not a Business Day, on the first Business Day following such delivery or transmission, and any such notice sent by registered letter in accordance with the foregoing will be deemed to have been received on the second Business Day following the day of the mailing of the notice.

(2)	Change of Address: The Corporation, Austpro, the Subscription Receipt Agent or the Agents, as the case may be, may from time to time notify each of the other parties hereto in the manner provided in Section 12.1(1) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation, Austpro, the Subscription Receipt Agent or the Agents, as the case may be, for all purposes of this Agreement.

(3)	Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Corporation, Austpro, the Subscription Receipt Agent or the Agents hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

Section 12.2        Notice to Subscription Receiptholders

(1)	Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail.

(2)	Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the third Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

Section 12.3        Satisfaction and Discharge of Agreement

Upon the earlier of (i) the satisfaction of the Escrow Release Conditions (at or before the Escrow Release Deadline) and the issuance of the Underlying Shares required to be issued in compliance with the provisions hereof, and delivery by the Subscription Receipt Agent of the Escrowed Funds as provided for in Section 6.3 hereof, and (ii) the Termination Payment Time as provided for in Section 6.4 hereof, this Agreement shall cease to be of further effect.

On demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of any remaining remuneration, expenses and disbursements of the Subscription Receipt Agent payable under Section 5.4 hereof, the Subscription Receipt Agent shall execute proper instruments acknowledging the satisfaction of and discharging of this Agreement.

Section 12.4        Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

Section 12.5        Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

Section 12.6        Force Majeure

No party hereto shall be liable to the others, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures) and any additional restrictions or regulations imposed as a result of the above events. Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 12.6.

Section 12.7        Privacy Consent

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(1)	to provide the services required under this Agreement and other services that may be requested from time to time;

(2)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(3)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(4)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 12.8        Electronic Copies

Each of the parties hereto shall be entitled to rely on delivery of a email transmission or PDF copy of this Agreement and acceptance by each such party of any such email transmission or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

Section 12.9        Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

DEFI VENTURES INC.

By:	/s/ "Ben Samaroo"
Name: Ben Samaroo
Title: Chief Executive Officer

Pl FINANCIAL CORP.

By:	/s/ "Dan Barnholden"
Name:
Title:

AUSTPRO ENERGY CORPORATION

By:	/s/ "Scott Ackerman"
Name: Scott Ackerman
Title: CEO

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ "Nicolas Richard"
Name: Nicolas Richard
Title: Corporate Trust Officer

By:	/s/ "Alexa Kwan"
Name: Alexa Kwan
Title: Associate Trust Officer

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I) [insert the distribution date], AND (II) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

[For all Subscription Receipts required to bear the legend in Section 2.3(4)(b) of the Subscription Receipt Agreement, include the following:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH AN APPLICABLE EXEMPTION OR EXCLUSION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

Certificate Number: [●]	Number of Subscription Receipts: [●]

CUSIP:     [●]

ISIN:         [●]

SUBSCRIPTION RECEIPTS

DEFI VENTURES INC.

(a corporation existing under the laws of the British Columbia)

THIS IS TO CERTIFY THAT, for value received, [●] (the “holder”) is the registered holder of the number of subscription receipts (“Subscription Receipts”) specified above of DeFi Ventures Inc. (the “Corporation”) and is thereby entitled, without payment of any additional consideration or further action on the part of the holder, to be issued, on the Escrow Release Date (as defined in the Subscription Receipt Agreement hereinafter referred to) one Underlying Share of the Corporation in respect of each Subscription Receipt held.

This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all amendments and instruments supplemental or ancillary thereto, is herein referred to as the “Subscription Receipt Agreement”) dated as of June 3, 2021, among the Corporation, Austpro Energy Corporation (“Austpro”), Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and PI Financial Corp. on its own behalf and on behalf Canaccord Genuity Corp. (collectively, the “Agents”). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation, Austpro, the Subscription Receipt Agent and the Agents in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Subscription Receipt Agreement. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement.

The sale of the Subscription Receipts is being completed in connection with the Amalgamation.

Upon satisfaction of the Escrow Release Conditions at or before the Escrow Release Deadline, the Subscription Receipts represented by this Subscription Receipt Certificate will automatically evidence the right of the holder to receive one Underlying Share issuable on conversion of such Subscription Receipts, which will be automatically exchanged for Resulting Issuer Shares on completion of the Amalgamation, without the taking of any further action by the holder or payment of additional consideration.

On and after the date of issuance of the Underlying Shares on conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to the Underlying Shares issued to such holder.

Pursuant to the Subscription Receipt Agreement, the Escrow Release Date is the date, or the Business Day following such date, on which the Subscription Receipt Agent receives the Escrow Release Notice in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction or waiver of the Escrow Release Conditions and will instruct the Subscription Receipt Agent to pay the Escrowed Funds in accordance with the Subscription Receipt Agreement.

In the event that (i) a Termination Notice is delivered to the Subscription Receipt Agent and the Agents or the Corporation announces to the public that it does not intend to satisfy the Escrow Release Conditions at or before the Escrow Release Deadline, or (ii) the Escrow Release Notice is not delivered to the Subscription Receipt Agent at or before the Escrow Release Deadline, the Subscription Receipts represented by this Subscription Receipt Certificate shall, without any action on the part of the holder (including the surrender of this Subscription Receipt Certificate), be terminated and cancelled by the Subscription Receipt Agent as of the Termination Time. In such event, the holder shall thereafter have no rights hereunder except to receive the amount equal to the aggregate Offering Price for the Subscription Receipts represented by this Subscription Receipt Certificate, together with a pro rata share of Earned Interest thereon (less any withholding tax required to be withheld in respect thereof) in accordance with the Subscription Receipt Agreement.

The holder of this Subscription Receipt Certificate is cautioned that in the event that the Subscription Receipts are deemed to be cancelled, a cheque will be mailed to the latest address of record of the registered holder.

The Subscription Receipts evidenced by this Subscription Receipt Certificate and the Underlying Shares issuable on conversion of the Subscription Receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under the securities laws of any state of the United States. The Subscription Receipts represented by this Subscription Receipt Certificate may be offered, sold, pledged or otherwise transferred, directly or indirectly, only (A) to the Corporation, or (B) outside the United States in accordance with an applicable exemption or exclusion under the U.S. Securities Act and in accordance with state or local laws and regulations. “United States” is as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The Subscription Receipts evidenced by this Certificate are non-transferrable.

No Underlying Shares will be issued pursuant to any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Agreement.

Time is of the essence hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the 3rd day of June, 2021.

DEFI VENTURES INC.

By:
Authorized Signing Officer

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned this 3rd day of June, 2021.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

SCHEDULE “B”

CONDITIONS PRECEDENT CERTIFICATE

TO:      PI FINANCIAL CORP. on its own behalf and on behalf Canaccord Genuity Corp.

Reference is made to the subscription receipt agreement dated as of June 3, 2021 (the “Subscription Receipt Agreement”) among DeFi Ventures Inc. (the “Corporation”), Austpro Energy Corporation, Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and PI Financial Corp. on its own behalf and on behalf Canaccord Genuity Corp. (collectively, the “Agents”). Unless otherwise defined herein, words and terms with the letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

This Condition Precedent Certificate is being provided pursuant to the Subscription Receipt Agreement and the undersigned, does hereby certify for and on behalf of the Corporation and not in his or her personal capacity that all of the Escrow Release Conditions, other than the delivery of the Escrow Release Notice, have been satisfied.

DATED this        day of                       , 202     .

DEFI VENTURES INC.

By:
Name:
Title:

SCHEDULE “C”

ESCROW RELEASE NOTICE

TO:      COMPUTERSHARE TRUST COMPANY OF CANADA

Reference is made to the subscription receipt agreement dated as of June 3, 2021 (the “Subscription Receipt Agreement”) among DeFi Ventures Inc. (the “Corporation”), Austpro Energy Corporation, Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and PI Financial Corp. on its own behalf and on behalf Canaccord Genuity Corp. (collectively, the “Agents”). Unless otherwise defined herein, words and terms with the letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby notified that items (a) through (d) of the Escrow Release Conditions have been satisfied in full or waived in accordance with the Subscription Receipt Agreement, and, accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized to, in accordance with Section 6.3 of the Subscription Receipt Agreement, release on or within one Business Day following the Escrow Release Date to:

(i)	, on behalf of the Agents, $[●], representing the 50% of the Cash Commission, unpaid Agents’ Expenses and any Earned Interest thereon, by means of wire transfer(s) of immediately available funds in the amounts, and to the bank account(s) as attached hereto; and

(ii)	the Corporation, $[●], representing the balance of the Escrowed Funds less $[●], being the remaining remuneration, expenses and disbursements of the Subscription Receipt Agent payable under Section 5.4 of the Subscription Receipt Agreement, by means of wire transfer(s) of immediately available funds in the amounts and to the bank account(s) as attached hereto.

This Escrow Release Notice, which may be signed in counterparts and delivered electronically, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

[Remainder of page intentionally blank.]

DATED this                      day of                         , 202      .

DEFI VENTURES INC.

By:
Name:
Title:

PI FINANCIAL CORP. ON ITS OWN BEHALF AND ON BEHALF CANACCORD GENUITY CORP.

By:
Name:
Title:

SCHEDULE “D”

FORM OF DECLARATION OF REMOVAL OF LEGEND

Declarations for Removal of Legend To:                                     (the “Corporation”).

And to: Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned in making this Declaration acknowledges that the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

By:
Signature

Name (please print)

Date

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(B) ABOVE)

We have read the foregoing representations of our customer,                     (the “Seller”) dated                 , with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the NEO Exchange Inc., (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date: